

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-Mail
Mr. Tony S. Giardini
Chief Financial Officer
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario M5J 2V5

> **Re:** **Kinross Gold Corporation**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Response dated August 9, 2013**
> **File No. 001-13382**

Dear Mr. Giardini:

We have reviewed your filing and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2

Management's Discussion and Analysis, page 1

11. Supplemental Information, page 56

Reconciliation of non-GAAP financial measures, page 56

All-in Sustaining Cost, page 58

1.   We note your response to comment two and three of our letter dated July 9, 2013 indicating your rationale to present silver as a by-product and deduct silver sales from

your production cost of sales for purposes of certain non-IFRS measures. We have carefully considered the practice of reducing a particular mineral's cost using by-product revenues and believe that such a practice distorts to investors a reasonable representation of that mineral's cost. In this regard, we view the sale of by-products as a substantive revenue producing activity and the resulting sales proceeds should not be reflected as a cost reduction. Please note that by-product revenue can be disclosed textually if you continue to believe the information is useful, as long as the cost of producing gold presented has not been reduced by such by-product revenue. Please confirm to us that you will make this adjustment in any amended or future filings on Form 40-F, as appropriate. Please also note we are sensitive to the use of this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining